SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                             Amendment No. 1
                                   To
                             SCHEDULE 14D-1

           Tender Offer Statement Pursuant to Section 14(d)(1)

                 of the Securities Exchange Act of 1934

                          ELCO INDUSTRIES, INC.

                       (Name of Subject Company)
                           E.I. TEXTRON INC.

                      A Wholly Owned Subsidiary of

                              TEXTRON INC.
                               (Bidders)

                      Common Stock, $5.00 Par Value
                    (Including the Associated Rights)

                     (Title of Class of Securities)
                               00028442010
                     (CUSIP Number of Common Stock)

                            Wayne W. Juchatz
              Executive Vice President and General Counsel
                              Textron Inc.
                         40 Westminster Street
                      Providence, RI  02903-2596
                            (401) 421-2800

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)
                               Copies to:

                         Charles M. Nathan, Esq.
                Fried, Frank, Harris, Shriver & Jacobson
                           One New York Plaza
                    New York, New York  10004 - 1980
                            (212) 859-8000

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 dated September 19, 1995 (the "Schedule 14D-1") of E.I. Textron Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Textron Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $5.00 per share (the "Shares"), of Elco Industries, Inc., a Delaware corporation (the "Company"), including the associated Rights, at a purchase price of $36.00 per Share, net to the seller in cash, without interest, as set forth in the Schedule 14D-1.

Item 10.    Additional Information.

    A copy of the Parent's press release dated September 19, 1995 with respect to early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is filed as Exhibit (a)(12) to the Schedule 14D-1 and is in incorporated herein by reference.

Item 11.    Material to be Filed as Exhibits.

   (a)(12) -   Press Release issued by the Parent on September 19, 1995.

                               SIGNATURE
    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 1995

                                       E.I. TEXTRON INC.

                                       By:/s/  Arnold M. Friedman

                                       Name:  Arnold M. Friedman
                                       Title:  Vice President

                                       TEXTRON INC.

                                       By:/s/  Arnold M. Friedman

                                       Name:  Arnold M. Friedman
                                       Title:  Vice President &
                                               Deputy General Counsel

                              EXHIBIT INDEX

Exhibit                        Description                      Page No.

(a)(12) -Press Release issued by the Parent on September 19, 1995.    5

                                                         Exhibit (a)(12)

                          [Textron Letterhead]


Media Contact:                            FOR IMMEDIATE RELEASE
Susan M. Gillette
(401) 457-2354

Investor Contact:
Mary F. Lovejoy
(401) 457-6009

                  Textron Receives Early Termination of
                  FTC Waiting Period for Acquisition of
                          Elco Industries, Inc.


            Providence, Rhode Island, September 19, 1995 - Textron Inc. announced today that it has been notified by the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Act has been granted for Textron's planned acquisition of Elco Industries, Inc.
            Textron Inc. also announced today that its wholly-owned subsidiary, E.I. Textron Inc., commenced a previously announced tender offer to purchase all of the outstanding shares of common stock of Elco, for $36 per share in cash. The tender offer is scheduled to expire on Tuesday, October 17, 1995, unless it is extended.
            Elco is a manufacturer and distributor of fastening products and systems for the automotive, commercial, construction and "do-it-yourself" home markets.
            Textron Inc. (TXT: NYSE) is a $9.7 billion international multi-industry company with market-leading operations in six business segments -- Aircraft, Automotive, Industrial, Systems and Components, Finance and Paul Revere insurance.